EXHIBIT 7

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Calculation of Ratio of Earnings to Fixed Charges

For the years 2008 through 2012

	2012(1)		2012	2011	2010	2009	2008
	(in millions, except ratio of earnings to fixed charges)
Earnings: Income before income tax
Pre-tax income from continuing operations before adjustment for non-controlling interest in consolidated subsidiaries or income or loss from equity investees subsidiaries	US$	1,041	Php42,753	Php41,728	Php54,234	Php55,418	Php54,049
Add (Deduct):
Fixed Charges (see description below)		249	10,237	8,945	9,130	8,834	8,609
Amortization of capitalized interest		56	2,315	3,355	1,594	1,544	1,543
Capitalized interest		(22)	(914)	(648)	(710)	(691)	(778)

Total Earnings(2)	US$	1,324	Php54,391	Php53,380	Php64,248	Php65,105	Php65,799

Fixed Charges
Interest on loans and related items	US$	154	Php6,319	Php5,948	Php6,177	Php5,987	Php5,861
Capitalized interest		22	914	648	710	691	778
Amortization of debt issuance costs and debt discount		26	1,051	1,036	1,010	913	751
Estimated financing component of rent expense(3)		47	1,953	1,313	1,233	1,243	1,219

Total Fixed Charges	US$	249	Php10,237	Php8,945	Php9,130	Php8,834	Php8,609

Ratio (a/b)(2)		5.3	5.3	6.0	7.0	7.4	7.4

(1)	We maintain our accounts in Philippine pesos, the functional and presentation currency under IFRS. For convenience, the Philippine peso financial information as at and for the year ended December 31, 2012 has been converted into U.S. dollars at the exchange rate of Php41.08 to US$1.00, the Philippine peso-dollar rate as quoted through the Philippine Dealing System as at December 31, 2012.
(2)	For purposes of this ratio, “Earnings” consist of: (a) pre-tax income from continuing operations before adjustment for non-controlling interest in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees, and (e) share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges; less the sum of the following: (1) capitalized interest, (2) preference security dividend requirements of consolidated subsidiaries, and (3) the non-controlling interests in pre-tax income of subsidiaries that have not incurred fixed charges.

“Fixed charges” consist of interest expense and capitalized interest, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of interest within rental expense, and preference security dividend requirements of consolidated subsidiaries.

(3)	Rent expense substantially represents payments for the satellite circuits leased by PLDT. Historically, PLDT has been using one-third of rent expense as a reasonable estimate of the financing component of rent expense, since it is impracticable to determine the actual financing component of rent expense.